UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

Commission File Number 1-7616

PIONEER CORPORATION

(Translation of registrant’s name into English)

4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2005	PIONEER CORPORATION (Registrant)
By	/s/ Kaneo Ito
Kaneo Ito
President and Representative Director

This report on Form 6-K contains the following:

1.	The announcement released by the Company to the press in Japan dated May 20, 2005, concerning the execution of Global Credit Facility Agreement.

For Immediate Release
May 20, 2005

Pioneer Announces Execution of Global Credit Facility Agreement

TOKYO — Pioneer Corporation and its four subsidiaries have entered into a Global Credit Facility (by method of syndication) Agreement effective May 20, 2005, in order to achieve efficient and stable financing for its operational funding needs, as follows.

Description

Lenders	Countries	Facility Amount	Period
The Bank of Tokyo-Mitsubishi, Ltd., Sumitomo Mitsui Banking Corporation, Mizuho Bank, Ltd., UFJ Bank Limited, and two additional banks	Japan and China (including Hong Kong)	70 billion yen	From May 20, 2005 to May 20, 2008

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For further information, please contact:
Hideki Okayasu
Senior Executive Officer and General Manager, Finance and Accounting Division
Pioneer Corporation, Tokyo
Phone: +81-3-3494-1111 / Fax: +81-3-3495-4431
E-mail: pioneer_shr@post.pioneer.co.jp
Website: http://www.pioneer.co.jp/ir-e